UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

-------------------------------------------------------------------------------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             STRATUS PROPERTIES INC.
                             -----------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
                  -------------------------------------------
                         (Title of Class of Securities)


                                   863167201
                               -----------------
                                 (CUSIP Number)


                               December 31, 2007
                         ----------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [X]   Rule 13d-1(b)

                              [ ]   Rule 13d-1(c)

                              [ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                               Page 1 of 12 Pages

                                  SCHEDULE 13G

CUSIP No.: 863167201                                         Page 2 of 12 Pages
................................................................................

1.     Names of Reporting Persons.

       CLIFFWOOD PARTNERS LLC

       I.R.S. Identification Nos. of above persons (entities only):  95-4648555
................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [x]

       (b) [ ]
................................................................................
3.     SEC Use Only
................................................................................
4.     Citizenship or Place of Organization

       Delaware
................................................................................
                      5.   Sole Voting Power                  None
                      .........................................................
Number of Shares
Beneficially Owned    6.   Shared Voting Power                590,884
by Each Reporting     .........................................................
Person With
                      7.   Sole Dispositive Power             None
                      .........................................................

                      8.   Shared Dispositive Power           590,884
................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       590,884
................................................................................
10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)

       [  ]
................................................................................
11.    Percent of Class Represented by Amount in Row (9)

       7.83% based on 7,543,952 shares outstanding as of September 30, 2007.
................................................................................
12.    Type of Reporting Person:

       OO

                                  SCHEDULE 13G

CUSIP No.: 863167201                                         Page 3 of 12 Pages
................................................................................

1.     Names of Reporting Persons.

       CLIFFWOOD VALUE EQUITY FUND, L.P.

       I.R.S. Identification Nos. of above persons (entities only):  95-4817104
................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [x]

       (b) [ ]
................................................................................
3.     SEC Use Only
................................................................................
4.     Citizenship or Place of Organization

       Delaware
................................................................................
                      5.   Sole Voting Power                  None
                      .........................................................
Number of Shares
Beneficially Owned    6.   Shared Voting Power                590,884
by Each Reporting     .........................................................
Person With
                      7.   Sole Dispositive Power             None
                      .........................................................

                      8.   Shared Dispositive Power           590,884
................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       590,884
................................................................................
10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)

       [  ]
................................................................................
11.    Percent of Class Represented by Amount in Row (9)

       7.83% based on 7,543,952 shares outstanding as of September 30, 2007.
................................................................................
12.    Type of Reporting Person:

        PN

                                  SCHEDULE 13G

CUSIP No.: 863167201                                         Page 4 of 12 Pages
................................................................................

1.     Names of Reporting Persons.

       CLIFFWOOD VALUE PLUS FUND, L.P.

       I.R.S. Identification Nos. of above persons (entities only):  [  ]
................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [x]

       (b) [ ]
................................................................................
3.     SEC Use Only
................................................................................
4.     Citizenship or Place of Organization

       Delaware
................................................................................
                      5.   Sole Voting Power                  None
                      .........................................................
Number of Shares
Beneficially Owned    6.   Shared Voting Power                590,884
by Each Reporting     .........................................................
Person With
                      7.   Sole Dispositive Power             None
                      .........................................................

                      8.   Shared Dispositive Power           590,884
................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       590,884
................................................................................
10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)

       [  ]
................................................................................
11.    Percent of Class Represented by Amount in Row (9)

       7.83% based on 7,543,952 shares outstanding as of September 30, 2007.
................................................................................
12.    Type of Reporting Person:

        PN

                                  SCHEDULE 13G

CUSIP No.: 863167201                                         Page 5 of 12 Pages
................................................................................

1.     Names of Reporting Persons.

       CLIFFWOOD ABSOLUTE RETURN STRATEGY LTD.

       I.R.S. Identification Nos. of above persons (entities only):  N/A
................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [x]

       (b) [ ]
................................................................................
3.     SEC Use Only
................................................................................
4.     Citizenship or Place of Organization

       Cayman Islands, British West Indies
................................................................................
                      5.   Sole Voting Power                  None
                      .........................................................
Number of Shares
Beneficially Owned    6.   Shared Voting Power                590,884
by Each Reporting     .........................................................
Person With
                      7.   Sole Dispositive Power             None
                      .........................................................

                      8.   Shared Dispositive Power           590,884
................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       590,884
................................................................................
10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)

       [  ]
................................................................................
11.    Percent of Class Represented by Amount in Row (9)

       7.83% based on 7,543,952 shares outstanding as of September 30, 2007.
................................................................................
12.    Type of Reporting Person:

        PN

                                  SCHEDULE 13G

CUSIP No.: 863167201                                         Page 6 of 12 Pages
................................................................................

1.     Names of Reporting Persons.

       CLIFFWOOD ABSOLUTE RETURN STRATEGY, L.P.

       I.R.S. Identification Nos. of above persons (entities only):  95-4789951
................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [x]

       (b) [ ]
................................................................................
3.     SEC Use Only
................................................................................
4.     Citizenship or Place of Organization

       Delaware
................................................................................
                      5.   Sole Voting Power                  None
                      .........................................................
Number of Shares
Beneficially Owned    6.   Shared Voting Power                590,884
by Each Reporting     .........................................................
Person With
                      7.   Sole Dispositive Power             None
                      .........................................................

                      8.   Shared Dispositive Power           590,884
................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       590,884
................................................................................
10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)

       [  ]
................................................................................
11.    Percent of Class Represented by Amount in Row (9)

       7.83% based on 7,543,952 shares outstanding as of September 30, 2007.
................................................................................
12.    Type of Reporting Person:

        PN

                                  SCHEDULE 13G

CUSIP No.: 863167201                                         Page 7 of 12 Pages
................................................................................

1.     Names of Reporting Persons.

       CLIFFWOOD VALUE EQUITY/WB FUND, L.P.

       I.R.S. Identification Nos. of above persons (entities only):  20-3036834
................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [x]

       (b) [ ]
................................................................................
3.     SEC Use Only
................................................................................
4.     Citizenship or Place of Organization

       Delaware
................................................................................
                      5.   Sole Voting Power                  None
                      .........................................................
Number of Shares
Beneficially Owned    6.   Shared Voting Power                590,884
by Each Reporting     .........................................................
Person With
                      7.   Sole Dispositive Power             None
                      .........................................................

                      8.   Shared Dispositive Power           590,884
................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       590,884
................................................................................
10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)

       [  ]
................................................................................
11.    Percent of Class Represented by Amount in Row (9)

       7.83% based on 7,543,952 shares outstanding as of September 30, 2007.
................................................................................
12.    Type of Reporting Person:

        PN

                                                             Page 8 of 12 Pages

Item 1(a).        Name of Issuer:

                  Stratus Properties Inc. (the "Issuer)

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  98 San Jacinto Boulevard
                  Suite 220
                  Austin, TX 78701.

Item 2(a).        Name of Person Filing:

                  This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)   Cliffwood Partners LLC ("Cliffwood Partners");

                  ii) Cliffwood Value Equity Fund, L.P. ("Cliffwood Value Equity Fund");

                  iii) Cliffwood Value Plus Fund, L.P. ("Cliffwood Value Plus Fund");

                  iv) Cliffwood Absolute Return Strategy Ltd. ("Cliffwood Absolute Return Strategy (Cayman)");

                  v) Cliffwood Absolute Return Strategy, L.P. ("Cliffwood Absolute Return Strategy"); and

                  vi) Cliffwood Value Equity / WB Fund, L.P. ("Cliffwood Value Equity / WB Fund").

                  This Statement relates to Shares (as defined herein) that were held for the accounts of Cliffwood Value Equity Fund, Cliffwood Value Plus Fund, Cliffwood Absolute Return Strategy (Cayman), Cliffwood Absolute Return Strategy, Cliffwood Value Equity / WB Fund, Oregon Public Employee's Retirement Fund, Swarthmore College, The Common Fund and Guggenheim Trust Company. Cliffwood Partners serves as the general partner for each of Cliffwood Value Equity Fund, Cliffwood Value Plus Fund, Cliffwood Absolute Return Strategy (Cayman), Cliffwood Absolute Return Strategy and Cliffwood Value Equity / WB Fund.

                  Cliffwood  Partners also serves as the investment  manager to each of  Cliffwood  Value  Equity Fund,  Cliffwood  Value Plus Fund,  Cliffwood
Absolute Return Strategy (Cayman), Cliffwood Absolute Return Strategy, Cliffwood Value Equity / WB Fund, Oregon Public Employee's Retirement Fund, Swarthmore College, The Common Fund and Guggenheim Trust Company. In such capacities, Cliffwood Partners may be deemed to have voting and dispositive power over the shares held for the accounts of each of Cliffwood Value Equity Fund, Cliffwood Value Plus Fund, Cliffwood Absolute Return Strategy (Cayman), Cliffwood Absolute Return Strategy, Cliffwood Value Equity / WB Fund, Oregon Public Employee's Retirement Fund, Swarthmore College, The Common Fund and Guggenheim Trust Company.

Item 2(b).        Address of Principal Business Office or, if None, Residence

                  The address of the principal business office of each of Cliffwood Partners, Cliffwood Value Equity Fund, Cliffwood Value Plus Fund, Cliffwood Absolute Return Strategy and Cliffwood

                                                             Page 9 of 12 Pages


Value Equity / WB Fund is 11726 San Vicente Boulevard, Suite 600, Los Angeles, CA 90049. The address of the principal business office of Cliffwood Absolute Return Strategy (Cayman) is c/o CITCO Fund Services (Cayman Islands) Limited, P.O. Box 31106 SMB, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands.

Item 2(c).        Citizenship

                  i) Cliffwood Partners is a Delaware limited liability company;

                  ii) Cliffwood Value Equity Fund is a Delaware limited partnership;

                  iii)  Cliffwood  Value  Plus  Fund  is  a  Delaware   limited
liability partnership;

                  iv) Cliffwood Absolute Return Strategy (Cayman) is a Cayman Islands exempted company;

                   v) Cliffwood Absolute Return Strategy is a Delaware limited liability partnership; and

                  vi) Cliffwood Value Equity / WB Fund is a Delaware limited liability partnership.

Item 2(d).        Title of Class of Securities:

                  Common Stock,  $.01 par value per share (the  "Shares")

Item 2(e).        CUSIP Number:

                  863167201

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

                  (a) [ ] Broker or dealer registered under Section 15 of the
                      Exchange Act.
                  (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange
                      Act.
                  (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.
                  (d) [ ] Investment company registered under Section 8 of the
                      Investment Company Act.
                  (e) [X] An investment adviser in accordance with Rule
                      13d-1(b)(1)(ii)(E);
                  (f) [ ] An employee benefit plan or endowment fund in
                      accordance with Rule 13d-1(b)(1)(ii)(F).
                  (g) [ ] A parent holding company or control person in
                      accordance with Rule 13d-1(b)(1)(ii)(G).
                  (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
                  (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
                  (g) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                                                            Page 10 of 12 Pages

Item 4.           Ownership:

                  Cliffwood Partners LLC
                  Cliffwood Value Equity Fund, L.P.
                  Cliffwood Value Plus Fund, L.P.
                  Cliffwood Absolute Return Strategy Ltd.
                  Cliffwood Absolute Return Strategy, L.P.
                  Cliffwood Value Equity / WB Fund, L.P.
                  Oregon Public Employees' Retirement Fund
                  Swarthmore College
                  The Common Fund
                  Guggenheim Trust Fund.

                  (a) Amount beneficially owned: Cliffwood Value Equity Fund, L.P. beneficially owns 87,645 shares of common stock; Cliffwood Value Plus Fund, L.P. beneficially owns 13,600 shares of common stock; Cliffwood Absolute Return Strategy Ltd. beneficially owns 43,349 shares of common stock; Cliffwood Absolute Return Strategy, L.P. beneficially owns 276,230 shares of common stock; Cliffwood Value Equity / WB Fund, L.P. beneficially owns 39,320 shares of common stock; Oregon Public Employees' Retirement Fund beneficially owns 59,802 shares of common stock; Swarthmore College beneficially owns 8,702 shares of common stock; The Common Fund beneficially owns 12,990 shares of common stock; Guggenheim Trust Fund beneficially owns 49,246 shares of common stock.

                  (b) Percent of class: 7.83% of the aggregate outstanding shares of that class based upon information provided by Stratus Properties Inc. in its most recently filed quarterly report on form 10-Q which stated that there were approximately 7,543,952 common shares of beneficial interest outstanding as of September 30, 2007.

                  The sole power to vote or direct the vote of the entire shareholding and the sole power to dispose of or direct the disposal of the entire shareholding has been delegated to Cliffwood Partners LLC for each of Cliffwood Value Equity Fund, L.P., Cliffwood Value Plus Fund, L.P., Cliffwood Absolute Return Strategy Ltd., Cliffwood Absolute Return Strategy, L.P., Cliffwood Value Equity / WB Fund, L.P., Oregon Public Employees' Retirement Fund's managed account, Swarthmore College's managed account, The Common Fund's managed account and Guggenheim Trust Company's managed account.


Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  Not applicable.

Item 9.           Notice of Dissolution of Group:

                                                            Page 11 of 12 Pages

                  Not applicable.

Item 10.          Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                            Page 12 of 12 Pages



                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              February 14, 2008
                                -----------------------------------------------
                                                    Date

                                /s/ Carl B. Tash
                                ----------------------
                                Carl B. Tash



CLIFFWOOD PARTNERS LLC

/s/ Carl B. Tash
----------------------
Carl B. Tash, CEO

CLIFFWOOD VALUE EQUITY FUND, L.P.
By:  Cliffwood Partners LLC, its general partner

/s/ Carl B. Tash
----------------------
Carl B. Tash, CEO

CLIFFWOOD VALUE PLUS FUND, L.P.
By:  Cliffwood Partners LLC, its general partner

/s/ Carl B. Tash
----------------------
Carl B. Tash, CEO

CLIFFWOOD ABSOLUTE RETURN
STRATEGY LTD.
By:  Cliffwood Partners LLC, its general partner

/s/ Carl B. Tash
----------------------
Carl B. Tash, CEO

CLIFFWOOD ABSOLUTE RETURN
STRATEGY, L.P.
By:  Cliffwood Partners LLC, its general partner

/s/ Carl B. Tash
----------------------
Carl B. Tash, CEO

CLIFFWOOD VALUE EQUITY / WB FUND,
L.P.
By:  Cliffwood Partners LLC, its general partner

/s/ Carl B. Tash
----------------------
Carl B. Tash, CEO